UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728106

(CUSIP Number)

Jack C. Silhavy

c/o Fresenius Kabi USA, LLC

Three Corporate Drive

Lake Zurich, Illinois 60047

+1 847 550 2760 (Tel)

+1 847 550 2920 (Fax)

With a copy to:

Eric S. Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Person Fresenius SE & Co. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 009728106

1.	Names of Reporting Persons Fresenius Kabi AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2017 (the “Schedule 13D”) by Fresenius SE & Co. KGaA (“Fresenius SE”) and Fresenius Kabi AG (“Fresenius Kabi” and, together with Fresenius SE, the “Reporting Persons”), relating to the common stock, no par value (the “Shares”), of Akorn, Inc., a corporation organized and existing under the laws of Louisiana (“Akorn”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as set forth below, all items of the Schedule 13D remain unchanged.

This Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of Item 4:

On April 22, 2018, Fresenius Kabi delivered a termination notice to Akorn pursuant to which Fresenius Kabi terminated the Merger Agreement in accordance with its terms, effective immediately (the “Termination”).  The terms of the Voting Agreements provided that they would terminate upon the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.  Following the Termination, Akorn filed an action in the Court of Chancery of the State of Delaware (the “Court of Chancery”) seeking a declaration that Fresenius Kabi’s attempt to terminate the Merger Agreement was invalid and a decree of specific performance compelling Fresenius Kabi to close the Merger. Fresenius Kabi answered and filed counterclaims, contending it validly terminated the Merger Agreement. On October 1, 2018 the Court of Chancery found that Fresenius Kabi had no obligation to close the Merger and that Fresenius Kabi validly terminated the Merger Agreement on April 22, 2018. On December 7, 2018, the Supreme Court of the State of Delaware affirmed the Court of Chancery’s decision. By reason of the termination of the Merger Agreement and Voting Agreements, the Reporting Persons can no longer be deemed to have shared dispositive power or beneficial ownership over the Shares.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) As of December 7, 2018, as a result of the termination of the Merger Agreement and the Voting Agreements and the affirmation of the Court of Chancery’s decision by the Supreme Court of the State of Delaware, the Reporting Persons can no longer be deemed to have a beneficial ownership interest in any Shares in Akorn and expressly disclaim any such interest.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 8, 2019 that the information set forth in this statement is true, complete and correct.

FRESENIUS SE & CO. KGAA Represented by Fresenius Management SE, its general partner

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Management Board, Chief Legal and Compliance Officer, Labor Relations Director

By:	/s/ Mats Henriksson
Name:	Mats Henriksson
Title:	Member of the Management Board, President and CEO of Fresenius Kabi AG

FRESENIUS KABI AG

By:	/s/ Mats Henriksson
Name:	Mats Henriksson
Title:	Chairman of the Management Board, President and CEO

By:	/s/ Gerrit Steen
Name:	Gerrit Steen
Title:	Member of the Management Board, Chief Financial Officer, Chief Compliance Officer